Filed by Poniard Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Poniard Pharmaceuticals, Inc.

Commission File No. 0-16614

Poniard Pharmaceuticals Announces Licensing Agreement

for Focal Adhesion Kinase Technology

SAN FRANCISCO, Calif. – November 18, 2011 – Poniard Pharmaceuticals, Inc. (Nasdaq: PARD), a biopharmaceutical company focused on innovative oncology therapies, announced today that it has entered into a licensing agreement with an undisclosed party for rights to Poniard’s focal adhesion kinase (FAK) technology, including a preclinical candidate that is a selective small molecule inhibitor of FAK.

Under terms of the agreement, Poniard granted the licensee worldwide rights for the development and commercialization of any FAK-related products, including the preclinical candidate, in exchange for an upfront cash payment of $250,000, milestone payments and other considerations, as well as royalty payments on net sales of any products covered by the license. The licensee is responsible for all costs related to further development and commercialization.

Also known as protein tyrosine kinase 2 (PTK2), FAK is associated with the invasion and metastasis of tumor cells. Inhibition of FAK activity is thought to decrease the mobility of certain cancer cells, reducing the potential for metastases. FAK is also thought to play a role in tumor formation and progression. Poniard’s FAK technology was developed through a research funding agreement with The Scripps Research Institute.

“Poniard’s FAK technology includes novel inhibitors against a pathway which plays a potentially critical role in the proliferation of cancer,” said Ronald A. Martell, chief executive officer of Poniard. “Our discovery and early research efforts in this area began in 2005 under a funded research agreement with the Scripps Research Institute. We look forward to the advancement of this technology and the opportunity to realize potential value through out-licensing and through our proposed merger with ALLOZYNE, which is subject to shareholder approvals.”

About Poniard Pharmaceuticals

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of innovative oncology products. Poniard’s lead product candidate is picoplatin, a new generation platinum-based cancer therapy designed to treat solid tumors that are resistant to existing platinum-based therapies. Assuming receipt of shareholder approvals and satisfaction of other conditions to closing, the merger of Poniard and ALLOZYNE, Inc. will result in a Nasdaq-listed specialty pharmaceutical company focused on developing and commercializing therapeutics in the areas of autoimmune and inflammatory disease and cancer. The combined company is expected to seek a partnership for the continued development of picoplatin. For additional information please visit www.poniard.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1994. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “may,” “will,” “can,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include, without limitation, statements regarding corporate strategy, forecasts of product development and commercialization, Poniard’s ability to consummate the merger with ALLOZYNE, the potential benefits of the proposed merger, potential transaction timing, anticipated future operations, projected capital needs, the availability of future funding and other matters that involve known and unknown benefits, risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. Such risk include, among others: Poniard’s current cash position, the failure of the Poniard or ALLOZYNE stockholders to approve the merger; Poniard’s ability to satisfy Nasdaq conditions for continued or initial listing of its common stock; actions by the SEC or Nasdaq; the failure of Poniard or ALLOZYNE to meet any of the conditions to the closing of the merger; the failure to realize the anticipated benefits of the merger or delay in realization thereof; the cash positions of Poniard and ALLOZYNE at closing of the merger; the ability of the combined company to obtain substantial additional financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory or other approvals; the uncertainty regarding market acceptance of any products for which regulatory approval is obtained; whether certain market segments grow as anticipated; the competitive environment in the biopharmaceutical industry; the potential inability of Poniard to obtain, maintain, and enforce patent and other intellectual property protection for its product candidates; the success of future clinical trials; and the ability of Poniard to enter into and maintain collaborative arrangements to develop picoplatin on favorable terms. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Poniard’s Annual Report on Form 10-K for the year ended December 31, 2010 and Poniard’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011. In addition, investors and security holders are also urged to read carefully the risk factors set forth in the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011 and the supplement thereto dated November 4, 2011.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Poniard undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information About The Merger And Where To Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Poniard and Allozyne. In connection with the transaction, Poniard has filed a definitive proxy statement/prospectus/consent solicitation with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION DATED OCTOBER 10, 2011, AS SUPPLEMENTED ON NOVEMBER 4, 2011, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES THERETO. Investors and security holders are able to obtain free copies of the proxy statement /prospectus/consent solicitation and other documents filed with the SEC by Poniard through the website maintained by the SEC at www.sec.com. In addition, investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus/consent solicitation from Poniard by calling Poniard Investor Relations at (650) 583-3774, by requesting them in writing from Poniard, 750 Battery Street, Suite 330, San Francisco, CA 94111, or, or by visiting the Poniard website at www.poniard.com.

Poniard and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Poniard shareholders in favor of the proposed transaction. Information regarding the directors and executive officers of Poniard and their interests in the proposed transaction is available in the definitive proxy statement/prospectus/consent solicitation dated October 10, 2011, as supplemented.

For Further Information:

Media:

David Pitts

Argot Partners

(212) 600-1902

david@argotpartners.com